================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                         ------------------------------

                                 ESG RE LIMITED
                                (Name of Issuer)

    Common Stock, $1.00 par value per share                   000G312151
        (Title of class of securities)                       (CUSIP number)

                                 Neil H. Koffler
                               SC Fundamental LLC
                           399 Park Avenue, 38th Floor
                               New York, NY 10022
                                 (212) 888-9100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 With a copy to:

                             David E. Zeltner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                                 (212) 310-8000

                               September 28, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 14 Pages)


================================================================================

NY2:\1041924\05\MBYC05!.DOC\74168.0011

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 2 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SC FUNDAMENTAL VALUE FUND, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC/OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                            381,680
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                       381,680
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                              381,680
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           3.24%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 3 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SC FUNDAMENTAL LLC
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              New York
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                          381,680*
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                     381,680*

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                              381,680*
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           3.24%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO
----------------------    -------------------------------------------------------------------------------------------------------

*Does not include 116,500 shares beneficially owned by Gary Siegler. Mr. Siegler has a nonvoting interest in SC Fundamental LLC. SC Fundamental LLC disclaims beneficial ownership of all such shares.

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 4 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SC FUNDAMENTAL VALUE BVI, LTD.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                       British Virgin Islands
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                            622,120
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                       622,120
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                622,120
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           5.28%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 5 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SC-BVI PARTNERS
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X}
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                          622,120
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                     622,120

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                              622,120
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           5.28%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 6 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                PMC - BVI, INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                          622,120
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                     622,120

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                              622,120
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           5.28%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 7 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SC FUNDAMENTAL VALUE BVI, INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                          622,120
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                     622,120

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                              622,120
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           5.28%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 8 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                PETER M. COLLERY
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO/PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                             20,000*
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,023,800
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                        20,000*
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,023,800

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,043,800**
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.85%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

*All of such shares are held by Mr. Collery as custodian for his children in the following amounts: (i) Claire Adams Collery: 6,667 shares; (ii) Edward Arnold
Collery: 6,666 shares; and (iii) Elizabeth Adams Collery: 6,667 shares.

** Of such amount, 20,000 shares are held by Mr. Collery as custodian for his children as stated immediately above.

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 9 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                NEIL H. KOFFLER
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO/PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,003,800
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,003,800

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            1,003,800
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.52%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 10 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SC FUNDAMENTAL LLC EMPLOYEE SAVINGS AND
                          S.S. OR I.R.S. IDENTIFICATION NO.                       PROFIT SHARING PLAN
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC/OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                             20,000
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                        20,000
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                               20,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.17%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               EP
----------------------    -------------------------------------------------------------------------------------------------------

                  This Amendment No. 5 ("Amendment No. 5") amends the Statement on Schedule 13D (the "Schedule 13D") filed on August 21, 2000, as amended by Amendment No. 1 filed on October 13, 2000, Amendment No. 2 filed on November 17, 2000, Amendment No. 3 filed on January 19, 2001, and Amendment No. 4 filed on March 26, 2001, by and on behalf of SC Fundamental Value Fund, L.P. ("Fund"), SC Fundamental LLC ("SCFLLC"), SC Fundamental Value BVI, LTD., ("BVI Fund"), SC-BVI Partners ("BVI Partners"), PMC-BVI, Inc. ("PMCBVI"), SC Fundamental Value BVI, Inc. ("BVI Inc."), Peter M. Collery ("Collery"), Neil H. Koffler ("Koffler"), and SC Fundamental LLC Employee Savings and Profit Sharing Plan ("SC Plan") as members of a joint filing group (collectively, the "Reporting Persons") with respect to their ownership of common stock, par value $1.00 per share (the "Common Stock"), of ESG Re Limited (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as amended.

ITEM 2.           Identity and Background

                  Fund is a Delaware limited partnership. The business address of Fund is 399 Park Avenue, 38th Floor, New York, N.Y. 10022.

                  SCFLLC is a New York limited liability company and is the general partner of Fund. The business address of SCFLLC is 399 Park Avenue, 38th Floor, New York, N.Y. 10022.

                  BVI Fund is a British Virgin Islands Company. The business address of BVI Fund is c/o Citco Fund Services (Cayman Islands) Ltd., Corporate Center, West Bay Road, Grand Cayman, Cayman Islands.

                  BVI Partners is a Delaware general partnership. The business address of BVI Partners is 399 Park Avenue, 38th Floor, New York, N.Y. 10022.

                  PMCBVI is a Delaware corporation. The business address of PMCBVI is 399 Park Avenue, 38th Floor, New York, N.Y. 10022.

                  BVI Inc. is a Delaware corporation. The business address of BVI Inc. is 399 Park Avenue, 38th Floor, New York, N.Y. 10022.

                  Collery is a citizen of the United States having a business address at c/o SC Fundamental LLC, 399 Park Avenue, 38th Floor, New York, N.Y. 10022.

                  Koffler is a citizen of the United States having a business address at c/o SC Fundamental LLC, 399 Park Avenue, 38th Floor, New York, N.Y. 10022.

                  SC Plan is an employee benefit plan. The business address of SC Plan is 399 Park Avenue, 38th Floor, New York, N.Y. 10022.

ITEM 3.           Source and Amount of Funds or Other Consideration

                  Fund has purchased an aggregate of 760 shares of Common Stock for total consideration (including brokerage commissions) of $1,683 derived from its working capital and margin indebtedness.

                  BVI Fund has purchased an aggregate of 1,240 shares of Common Stock for total consideration (including brokerage commissions) of $2,747 derived from its working capital and margin indebtedness.

ITEM 4.           Purpose of the Transaction

                  The Reporting Persons currently are considering the possibility of instituting a lawsuit against the Company and John Head III, an officer and a director of the Company, in the Supreme Court of Bermuda (the "Complaint"). The Complaint, if filed, may allege, among other things, that Mr. Head and the Company acted to oppress the Company's minority shareholders through self-dealing transactions and corporate measures designed to disenfranchise such shareholders from participating in the Company's affairs in any meaningful manner. The Complaint, if filed, may seek, among other things, the removal of Mr. Head as a director and officer of the Company, changes in the Company's governing instruments and other injunctive relief. The Reporting Persons have communicated with the Company concerning the bases for such a lawsuit; and whether the Reporting Persons will institute litigation will depend, among other things, on the Company's response(s) to the concerns raised.

ITEM 5.           Interest in Securities of the Issuer

                  As of the close of business on September 27, 2001, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 1,043,800 shares of Common Stock, representing approximately 8.85% of the Common Stock outstanding on September 27, 2001 (based on 11,787,725 shares of Common Stock outstanding as of August 7, 2001 as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001). Each of the Reporting Persons, by virtue of Rule 13d-3, may be deemed to own beneficially the number of shares and percentages of Common Stock set forth opposite their names below.

                                                              Shares of
Name                                                        Common Stock                 Percentage
----                                                        ------------                 ----------
The SC Fundamental Value Fund, L.P.                              381,680                  3.24%
SC Fundamental LLC                                               381,680                  3.24%
The SC Fundamental Value BVI, Ltd.                               622,120                  5.28%
SC Fundamental Value BVI, Inc.                                   622,120                  5.28%
SC-BVI Partners                                                  622,120                  5.28%
PMC-BVI, Inc.                                                    622,120                  5.28%
Peter M. Collery                                               1,043,800 (1)              8.85%
Neil H. Koffler                                                1,003,800                  8.52%
SC Fundamental LLC Employee Savings and Profit
Sharing Plan                                                      20,000                   .17%

(1) Includes 20,000 shares of Common Stock held by Collery as custodian for his children.

                  The Reporting Persons effected no transactions in Common Stock during the last 60 days.


             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   September 28, 2001

                SC FUNDAMENTAL VALUE FUND, L.P.

                By:   SC Fundamental LLC, as
                      General Partner


                By:      /s/  Neil H. Koffler
                   --------------------------------------------------
                     Neil H. Koffler, Member


                SC FUNDAMENTAL LLC


                By:      /s/  Neil H. Koffler
                   --------------------------------------------------
                     Neil H. Koffler, Member


                SC FUNDAMENTAL VALUE BVI, LTD.


                By:   SC Fundamental Value BVI, Inc., as
                      managing general partner of investment manager

                By:      /s/  Neil H. Koffler
                   --------------------------------------------------
                     Neil H. Koffler, Vice President


                SC-BVI PARTNERS


                By:  SC Fundamental Value BVI, Inc., as managing
                     general partner


                By:      /s/  Neil H. Koffler
                   --------------------------------------------------
                     Neil H. Koffler, Vice President


                PMC-BVI, INC.


                By:      /s/  Peter M. Collery
                   --------------------------------------------------
                     Neil H. Koffler as Attorney-in-Fact for
                     Peter M. Collery, President (1)

                SC FUNDAMENTAL VALUE BVI, INC.


                By:      /s/  Neil H. Koffler
                   --------------------------------------------------
                     Neil H. Koffler, Vice President


                         /s/  Peter M. Collery
                   --------------------------------------------------
                     Neil H. Koffler as Attorney-in-Fact for
                     Peter M. Collery (1)


                         /s/  Neil H. Koffler
                   --------------------------------------------------
                     Neil H. Koffler


                SC FUNDAMENTAL LLC EMPLOYEE
                SAVINGS AND PROFIT SHARING PLAN


                By:      /s/  Peter M. Collery
                   --------------------------------------------------
                     Neil H. Koffler as Attorney-in-Fact for
                     Peter M. Collery, Trustee (1)






(1) Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 2 to the
         Schedule 13D.





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